SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GSV CAPITAL CORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
5.25% Convertible Senior Notes due 2018
(Title of Class of Securities)
36191J AB7
(CUSIP Number of Class of Securities)
Mark D. Klein
Chief Executive Officer
GSV Capital Corp.
2925 Woodside Road
Woodside, CA 94062
(650) 235-4769
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Steven B. Boehm, Esq.
Payam Siadatpour, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
(202) 383-0100

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$69,345,000	$8,634

(1)
Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all $69,000,000 aggregate principal amount of GSV Capital Corp.’s 5.25% Convertible Senior Notes due 2018 (the “Notes”) are purchased at the tender offer price of  $1,005 per $1,000 principal amount of such notes.

(2)
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the Transaction Value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by GSV Capital Corp., a Maryland corporation (the “Company”), and relates to the Company’s offer to purchase (“Tender Offer”), upon the terms and subject to the conditions set forth in the attached Offer to Purchase dated December 15, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), any and all of its $69.0 million aggregate principal amount of outstanding 5.25% Convertible Senior Notes due 2018 (the “Notes”), for cash in an amount equal to $1,005 per $1,000 principal amount of notes purchased (exclusive of accrued and unpaid interest).
Copies of the Offer to Purchase and Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Tender Offer will expire at 12:00 midnight, New York City time, on January 17, 2018 (one minute after 11:59 P.M., New York City time, on January 16, 2018), or any other date and time to which the Company extends the Tender Offer, unless earlier terminated. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated by reference herein in response to Items 1 through 13 of Schedule TO, including as more specifically set forth below.
Item 1.
Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary” and in the Letter of Transmittal is incorporated herein by reference.
Item 2.
Subject Company Information.

(a)
Name and Address.   The name of the subject company is GSV Capital Corp., a Maryland corporation. The Company’s principal executive offices are located at 2925 Woodside Road, Woodside, CA 94062. The telephone number of its principal executive office is (650) 235-4769.

(b)
Securities.   The securities that are the subject of the Tender Offer are the Company’s outstanding Notes. As of the date of this filing, there were $69.0 million aggregate principal amount of Notes outstanding. The information set forth in the Offer to Purchase under the heading “Summary” is incorporated herein by reference.

(c)
Trading Market and Price.   The information set forth in the Offer to Purchase under the heading “Market Price Information” is incorporated herein by reference.

Item 3.
Identity and Background of Filing Person.

(a)
Name and Address.   The Company is the filing person. The Company’s business address and phone number are set forth in Item 2 above of this Schedule TO. The filing person is the subject person.

The following persons are directors and executive officers of the Company.
Name	Position
Mark Klein	Director, Chief Executive Officer
Michael Moe	Director, Executive Chairman
Leonard Potter	Director
Ronald M. Lott	Director
Marc Mazur	Director
David S. Pottruck	Director
William F. Tanona	President, Chief Financial Officer, Treasurer and Corporate Secretary
Carl M. Rizzo	Chief Compliance Officer

The business address and telephone number for all of the above directors and executive officers are c/o GSV Capital Corp., 2925 Woodside Road, Woodside, CA 94062 and (650) 235-4769.
Item 4.
Terms of the Transaction.

(a)
Material Terms.   The information set forth in the Offer to Purchase under the headings “Summary,” “The Terms of the Tender Offer,” “Certain Considerations,” “Source of Funds” and “Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(b)
Purchases.   To the knowledge of the Company, based on reasonable inquiry, no Notes are owned by the Company or any officer, director or affiliate of any of the foregoing and therefore no Notes will be acquired from the Company or any officer, director or affiliate of the foregoing. The information set forth under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

Item 5.
Past Contacts, Transactions, Negotiations and Agreements.

(a)
Not applicable.

(b)
Not applicable.

(c)
Not applicable.

(d)
Not applicable.

(e)
Agreements Involving the Subject Company’s Securities. The Company is a party to the following agreements, arrangements or understandings that involve its securities:

•
Indenture (including form of 5.25% Convertible Senior Note due 2018), dated September 17, 2013, relating to the 5.25% Convertible Senior Notes due 2018, by and between the Company and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 18, 2013), and incorporated herein by reference. A description of the material provisions of the foregoing agreement is set forth in the Form 8-K filed on September 18, 2013, by the Company, which is incorporated herein by reference.

For information regarding the Company’s share repurchase program, see the information set forth in the Offer to Purchase under the heading “Dividend Policy and Share Repurchase Program,” which is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Certain Considerations — Treatment of Notes Not Tendered in the Tender Offer” and “The Depositary and The Information Agent” is incorporated herein by reference.
Item 6.
Purposes of the Transaction and Plans or Proposals.

(a)
Purposes.   The information set forth in the Offer to Purchase under the heading “The Terms of the Tender Offer — Purpose of the Tender Offer” is incorporated herein by reference.

(b)
Use of Securities Acquired.   The information set forth in the Offer to Purchase under the heading “The Terms of the Tender Offer — Payment for Notes” is incorporated herein by reference.

(c)
Plans.   At any given time, the Company may be evaluating or in discussions regarding one or more strategic transactions although, the Company currently has no material plans, proposals or negotiations described in Item 1006(c) of Regulation M-A under the Exchange Act to disclose at this time. The information set forth in the Offer to Purchase including in “Certain Considerations — Treatment of Notes Not Tendered in the Tender Offer” and “Source of Funds” (and the documents incorporated by reference therein) is incorporated herein by reference.

Item 7.
Source and Amount of Funds or Other Consideration.

The information in the Offer to Purchase under the headings “The Terms of the Tender Offer — Conditions to the Tender Offer,” “Certain Considerations — Conditions to the Consummation of the Tender Offer” and “Source of Funds” is incorporated herein by reference in response to Regulation M-A Items 7(a), (b) and (d).
Item 8.
Interest in Securities of the Subject Company.

(a)
Securities Ownership.   To the knowledge of the Company, based on reasonable inquiry, no Notes are owned by the Company or any officer, director or affiliate of any of the foregoing and therefore no Notes will be acquired from the Company or any officer, director or affiliate of the foregoing. The information set forth in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

(b)
Securities Transactions.   The information set forth in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

Item 9.
Persons/Assets, Retained, Employed, Compensated or Used.

(a)
Solicitations or Recommendations.   The information set forth in the Offer to Purchase under the headings “Summary” and “The Depositary and The Information Agent” is incorporated herein by reference.

Item 10.
Financial Statements.

(a)
Financial Statements.   Not applicable.

(b)
Pro Forma.   Not applicable.

Item 11.
Additional Information.

(a)
Agreements, Regulatory Requirements and Legal Proceedings.   Not applicable.

(c)
Other Material Information.   The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.
Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 15, 2017.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(5)	Press Release, dated December 15, 2017, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on December 15, 2017.
(d)(1)	Indenture (including form of 5.25% Convertible Senior Note due 2018), dated September 17, 2013, relating to the 5.25% Convertible Senior Notes due 2018, by and between the Company and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 18, 2013), and incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.
Item 13.
Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
GSV CAPITAL CORP.
By:	/s/ Mark D. Klein
Name: Mark D. Klein Title: Chief Executive Officer
Dated: December 15, 2017

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 15, 2017.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(5)	Press Release, dated December 15, 2017, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on December 15, 2017.
(d)(1)	Indenture (including form of 5.25% Convertible Senior Note due 2018), dated September 17, 2013, relating to the 5.25% Convertible Senior Notes due 2018, by and between the Company and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 18, 2013), and incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.